Exhibit 99.41

U.S. Silver Announces Fourth Quarter and Full Year 2010 Production

TORONTO--(BUSINESS WIRE)--January 18, 2011--U.S. Silver Corporation (TSXV: USA, US OTCQX: USSIF, Frankfurt: QE2) (“U.S. Silver” or “the Company”) today announced silver, copper and lead production totals for the fourth quarter and twelve months ended December 31, 2010 as follows:

PERIODIC PRODUCTION DATA	Silver (Ounces)	Lead (Pounds)	Copper (Pounds)
Fourth quarter 2010	569,997	1,452,694	276,298
Fourth quarter 2009	650,841	2,462,707	254,955
Year ended December 31, 2010	2,275,817	5,613,689	1,196,023
Year ended December 31, 2009	2,427,156	6,446,856	1,075,307
Full 2010 vs. 2009 percentage change	-6.2%	-12.9%	11.2%

Using metals prices of $28/oz. for silver, $1.10/lb. for lead and $4.25/lb. for copper, equivalent ounces of silver produced totalled 670,000 ounces in the quarter. Unaudited cash cost per silver ounce produced after by-product credits was $13.50 for the year ended December 31, 2010.

Fourth quarter production increased 12% compared to the third quarter of 2010 but was below forecasted levels due to mining of lower grade ore in the first two months of the quarter, however head grades and production improved significantly in December, delivering the second highest monthly production total ever for U.S. Silver. The Company has historically delivered long term production consistency and will continue to do so. However, due to the inherent short-term variability and unpredictability of narrow vein precious metal mining there will be a degree of unevenness to our reported quarterly results.

Due to the factors above, the Company will no longer provide updated quarterly guidance, focusing instead on achieving our annual targets, long-term growth objectives and maximizing shareholder value from U.S. Silver’s asset base.

ABOUT U.S. SILVER CORPORATION

U.S. Silver, through its wholly owned subsidiaries, owns and/or operates the Galena, Coeur, Caladay and Dayrock silver-lead-copper mines in Shoshone County, Idaho, with the Galena mine being the second most prolific silver mine in US history. Total silver production from U.S. Silver's mining complex has exceeded 217 million ounces of silver production since 1953. U.S. Silver controls a land package now totalling approximately 14,000 acres in the heart of the Coeur d'Alene Mining District. U.S. Silver is focused on expanding the production from existing operations as well as exploring and developing its extensive Silver Valley holdings in the Coeur D'Alene Mining District.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Certain information in this press release may contain forward looking statements. This information is based on current expectations that are subject to significant risks and uncertainties that are difficult to predict. Actual results might differ materially from results suggested in any forward looking statements. The Company assumes no obligation to update the forward looking statements, or to update the reasons why actual results could differ from those reflected in the forward looking statements unless and until required by securities laws applicable to the Company. Additional information identifying risks and uncertainties is contained in filings by the Company with the Canadian securities regulators, which filings are available at www.sedar.com.

CONTACT:
U.S. Silver Corporation
Tom Parker, President and CEO, 208-752-0400
Chris Hopkins, CFO, 416-907-9539